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EXHIBIT 12

                         ADVANTA CORP. AND SUBSIDIARIES
         CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                                 THREE MONTHS ENDED                    NINE MONTHS ENDED
          ($ IN THOUSANDS)                                          SEPTEMBER 30,                         SEPTEMBER 30,
-------------------------------------                          ---------------------               -------------------------
                                                                 2004          2003                  2004              2003
                                                               -------       -------               -------           -------
Income from continuing operations                              $10,600       $ 6,851               $30,871           $19,037
Income tax expense                                               6,921         4,289                20,155            11,917
                                                               -------       -------               -------           -------
Earnings before income taxes                                    17,521        11,140                51,026            30,954
Fixed charges:
  Interest on debt, deposits and
    other borrowings                                             8,950        12,965                26,748            37,347
  Interest on subordinated debt
    payable to preferred securities
    trust(2)                                                     2,289             0                 6,868                 0
  One-third of all rentals                                         378           428                 1,420             1,732
  Preferred stock dividend of
    subsidiary trust(2)                                              0         2,248                     0             6,743
                                                               -------       -------               -------           -------
  Total fixed charges                                           11,617        15,641                35,036            45,822
                                                               -------       -------               -------           -------
Earnings before income taxes and
  fixed charges                                                $29,138       $26,781               $86,062           $76,776
Ratio of earnings to fixed charges(1)                             2.51 x        1.71 x                2.46 x            1.68 x
                                                               -------       -------               -------           -------
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(1)   For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

(2) Our adoption of FIN 46, as revised, resulted in the deconsolidation of the subsidiary trust that issued our trust preferred securities effective
      December 31, 2003. As a result of the deconsolidation of that trust, the consolidated income statement includes interest expense on subordinated debt payable to preferred securities trust beginning January 1, 2004, as compared to periods through December 31, 2003 that included payments on the trust preferred securities classified as minority interest in income of consolidated subsidiary.